

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 4, 2017

Andrew C. Sagliocca
President and Chief Executive Officer
Esquire Financial Holdings, Inc.
320 Old Country Road, Suite 101
Garden City, NY 11530

> **Re:** **Esquire Financial Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 12, 2017**
> **CIK No. 0001531031**

Dear Ms. Sagliocca:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Competitive Strengths, page 3

1. We note your response to comment 4. Please further balance your disclosure regarding your business and growth strategies as well as competitive strengths by providing a brief summary of the most significant risks that your business faces in the Summary section.

Business

Lending Activities, page 69

2. Clarify the percentage of total loans represented by each of attorney consumer loans and real estate loans.

You may contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: John J. Gorman, Esq.